UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)


                               Analex Corporation
                               ------------------
                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    032653107
                                 (CUSIP Number)


                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                March 14, 2007
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.   [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032653107

1     Names of Reporting Persons                Pequot Capital Management, Inc.
      I.R.S. Identification No. of Above                             06-1524885
      Persons (entities only)

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2     Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [ ]

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3     SEC Use Only

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4     Source of Funds (see instructions)                                     00

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5     Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Item 2(d) or 2(e)
      [ ]

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6     Citizenship or Place of Organization                          Connecticut

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                        7    Sole Voting Power                                0

Number of Shares             ---------------------------------------------------
                        8    Shared Voting Power                              0
Beneficially Owned
                             ---------------------------------------------------
by Each Reporting       9    Sole Dispositive Power                           0

Person With                  ---------------------------------------------------
                        10   Shared Dispositive Power                         0

                             ---------------------------------------------------
11    Aggregate Amount Beneficially Owned by                                  0
      Each Reporting Person

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12    Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)
      [ ]

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13    Percent of Class Represented by Amount in Row (11)                     0%

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14    Type of Reporting Person (See Instructions)                            IA

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                                       2

This Amendment No. 6 ("Amendment No. 6") is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends and restates Items 2, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Person on July 28, 2003 (the "Schedule 13D"), as amended by (i) Amendment No. 1 to the Schedule 13D filed by the Reporting Person on December 19, 2003 ("Amendment No. 1"), (ii) Amendment No. 2 to the Schedule 13D filed by the Reporting Person on June 7, 2004 ("Amendment No. 2"), (iii) Amendment No. 3 to the Schedule 13D filed by the Reporting Person on September 22, 2004 ("Amendment No. 3"), (iv) Amendment No. 4 to the Schedule 13D filed by the Reporting Person on April 12, 2005 ("Amendment No. 4"), and (v) Amendment No. 5 to the Schedule 13D filed by the Reporting Person on February 6, 2007 ("Amendment No. 5," and together with the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the "Statement").

This Amendment No. 6 relates to the Common Stock, par value $0.02 per share (the "Common Stock"), of Analex Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2677 Prosperity Avenue, Suite 400, Fairfax, Virginia 22031. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, Connecticut 06880.

The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership ("PPE3"), and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership ("PPE3O," and together with PPE3, the "Funds"), each of which are Accounts.

Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States.

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

As previously disclosed and as more fully described in Item 4 hereof, in connection with the Merger Agreement and the Tender Agreement (each, as defined below), the Funds converted each Convertible Security (as defined below) held by the Funds into shares of Common Stock and tendered all shares of Common Stock held by the Funds (including shares of Common Stock acquired as a result of such conversion) for a purchase price of $3.70 per share in cash for aggregate consideration of approximately $57,500,139, including accrued interest and dividends on all Convertible Securities held by the Funds through the date of payment and conversion of all warrants held by the Funds into the net amount of cash that the Funds would have received had the Funds exercised such warrants, paid the exercise price thereof and tendered the shares of Common Stock acquired upon exercise.

Copies of the Merger Agreement and the Tender Agreement were previously filed as Exhibits 6 and 7, respectively, to Amendment No. 5 and are incorporated herein by reference. The descriptions herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Statement is amended and restated in its entirety as follows:

In connection with the transactions contemplated by the Merger Agreement and the Tender Agreement, the Funds (i) converted each Convertible Security (other than warrants) beneficially owned by the Reporting Person into shares of Common Stock, (ii) tendered all shares of Common Stock beneficially owned by the Reporting Person (including shares of Common Stock acquired as a result of such conversion), and (iii) converted, as of the effective time of the Merger, all warrants held by each of the Funds into the net amount of cash that the Funds would have received had the Funds exercised such warrants, paid the exercise price thereof and tendered the shares of Common Stock acquired upon exercise.


MERGER AGREEMENT

On January 20, 2007, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with QinetiQ North America Operations LLC, a Delaware limited liability company ("Parent"), and Apollo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"). Pursuant to the Merger Agreement, upon the terms and subject to the conditions described therein, Merger Sub commenced a cash tender offer (the "Offer") for all outstanding shares of Common Stock at a purchase price of $3.70 per share in cash (the "Offer Price").

The Offer expired at 12:00 midnight, New York City time, on Monday, March 12, 2007, and, on March 13, 2007, Merger Sub accepted for payment approximately 40,104,126 shares of Common Stock (including all shares of Common Stock beneficially owned by the Reporting Person), representing in excess of 90% of the outstanding shares of Common Stock. Following consummation of the Offer, on March 14, 2007, Merger Sub merged with and into the Issuer with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). Each issued and outstanding share of Common Stock converted into the right to receive the Offer Price, except for (i) shares of Common Stock held in the treasury of the Issuer, (ii) shares of Common Stock owned by Parent or any subsidiary of Parent or the Issuer and (iii) shares of Common Stock held by stockholders who properly demand appraisal and comply with the provisions of Delaware law. Pursuant to the terms of the Merger Agreement, all outstanding restricted securities of the Issuer became fully vested and free of any forfeiture restrictions and all stock options and stock-only stock appreciation rights of the Issuer, whether or not exercisable, were cancelled in exchange for the right to receive a cash payment with respect to such securities. Additionally, on March 14, 2007, in connection with the closing of the Merger, each of the Issuer's directors (including Martin M. Hale, Jr. and Gerald A. Poch) resigned from the Board of Directors of the Issuer as well as from any committees thereof.

TENDER AGREEMENT

Concurrently with the execution of the Merger Agreement, the Issuer, Parent, Merger Sub, the Funds, General Electric Pension Trust and New York Life Capital Partners II, L.P. entered into a Conversion, Tender and Voting Agreement dated as of January 20, 2007 (the "Tender Agreement") pursuant to which the Funds (i) converted all preferred securities of the Issuer that were convertible into shares of Common Stock, debt securities of the Issuer that were convertible into preferred securities of the Issuer and warrants to purchase Common Stock (collectively, the "Convertible Securities"), other than warrants, held by the Funds into shares of Common Stock, (ii) tendered for the Offer Price all shares of Common Stock held by the Funds (including shares of Common Stock acquired as a result of such conversion), and (iii) converted, as of the effective time of the Merger, all warrants held by each of the Funds into the net amount of cash that the Funds would have received had the Funds exercised such warrants, paid the exercise price thereof and tendered the shares of Common Stock acquired upon exercise.

Copies of the Merger Agreement and the Tender Agreement were previously filed as Exhibits 6 and 7, respectively, to Amendment No. 5 and are incorporated herein by reference. The descriptions herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) As of March 14, 2007, the Reporting Person does not beneficially own any shares of Common Stock, representing 0% of shares of Common Stock outstanding as of March 14, 2007.

(b) The Reporting Person does not have the power to vote, direct the vote, dispose and direct the disposition of any shares of Common Stock.

(c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) March 14, 2007.


ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is amended and restated in its entirety as follows:

In connection with the transactions contemplated by the Merger Agreement and the Tender Agreement, the Funds (i) converted all Convertible Securities (other than warrants) held by the Funds into shares of Common Stock, (ii) tendered for the Offer Price all shares of Common Stock held by the Funds (including shares of Common Stock acquired as a result of such conversion), and (iii) converted, as of the effective time of the Merger, all warrants held by the Funds into the net amount of cash the Funds would have received had the Funds exercised such warrants, paid the exercise price thereof and tendered the shares of Common Stock acquired upon exercise.

                                S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  March 26, 2007               Pequot Capital Management, Inc.



                                    /s/ Aryeh Davis
                                    --------------------------------------
                                    Aryeh Davis, General Counsel